Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Share Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Three Months Ended		Year Ended December 31,
	March 31, 2012		2011	2010

Income (loss) before income taxes	$(2,392)		$9,154	$(1,257)

Add:
Interest expense (including amortization of capitalized interest)	5,084		12,868	2,344
Portion of rental expense representing interest	19		40	8

Total earnings	$2,711		$22,062	$1,095

Fixed charges and preferred share dividends:
Interest expense (including capitalized interest)	$5,084		$12,868	$2,344

Portion of rental expense representing interest	19		40	8

Preferred share dividends	—		—	—

Total fixed charges and preferred share dividends	$5,103		$12,908	$2,352

Ratio of earnings to combined fixed charges and preferred share dividends	(a	)	1.7	(b	)

(a)	Earnings did not cover fixed charges and preferred share dividends by $2,392.
(b)	Earnings did not cover fixed charges and preferred share dividends by $1,257.

We have not previously issued any preferred shares and therefore there are no preferred share dividends included in fixed charges and preferred share dividends for these periods.